

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

October 22, 2009

Mr. Jay Needelman
Chief Financial Officer
Smartmetric, Inc.
1150 Kane Concourse, Suite 400
Bay Harbor Islands, FL 33154

RE: **Form 8-K Item 4.01 filed October 14, 2009**
File No. 333-118801

Dear Mr. Needelman:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to the undersigned, at (202) 551-3732.

Sincerely,

Melinda Hooker
Staff Accountant